

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Jitse Groen
Chief Executive Officer
Just Eat Takeaway.com N.V.
Oosterdoksstraat 80
1011 DK Amsterdam
The Netherlands

> **Re: Just Eat Takeaway.com N.V.**
> **Amendment No. 3 to Draft Registration Statement on Form F-4**
> **Submitted March 25, 2021**
> **CIK No. 0001792627**

Dear Mr. Groen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-4 Filed March 25, 2021

Risks Relating to the Grubhub Group, page 74

1.   We note the amended risk factors in Grubhub's recently filed 10-K, which is incorporated by reference to this filing. On page 12 of Grubhub's 10-K, the company discloses that "certain contracts entered into by the Company contain change in control, anti-assignment, or certain other provisions that may be triggered as a result of the Transaction. If the counterparties to these agreements do not consent to the Transaction, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in the combined company incurring liabilities as a consequence of breaching such agreement." In an appropriate place in your filing, please disclose the

extent of Grubhub's potential liabilities pursuant to these agreements, if estimable and/or material.

Nasdaq Rules, page 126

2. We note your disclosure that "Just Eat Takeaway.com will not be required to, and in reliance on home country practice, may not, comply with certain Nasdaq rules requiring Just Eat Takeaway's 'code of conduct' to be as described in the Nasdaq Listing Rules." Please briefly describe the differences between Just Eat Takeaway's code of conduct and that required in Nasdaq's listing rules.

Selected Historical Consolidated Financial Data Of The Just Eat Takeaway.Com Group, page 129

3. Please revise your headers to indicate the periods which are unaudited. In this regard, we note from your disclosure "the balance sheet data as of 31 December 2017 and 2016 and the income statement data for the years ended 31 December 2017 and 2016 are derived from the Just Eat Takeaway.com Group's unaudited consolidated financial statements."

Business of The Just Eat Takeaway.com Group, page 172

4. You define "employees" here as follows: "Employees are individuals with whom the Just Eat Takeaway.com Group has an employment agreement and includes employees with a part-time employment agreement. Employees exclude the following: (i) workers whose costs are recharged to the Just Eat Takeaway.com Group, (ii) hired workers, (iii) freelancers (including contractors and self-employed persons) and (iv) consultants." However, you include a different definition of employees on page 183: "Employees exclude the following: (i) workers whose costs are recharged to the Just Eat Takeaway.com Group, (ii) couriers employed through agreements with third-party agencies, (iii) freelancers (including contractors and self-employed persons) and (iv) consultants." Please revise for consistency. In this regard, it is difficult to determine how "hired workers" differ from individuals with whom you have an employment agreement, and therefore, why those workers are excluded from your definition of "employee."

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Just Eat Takeaway.com Group
Results of Operations, page 216

5. We note your increase in Share-based payments during the current year "primarily driven by the Just Eat Acquisition in 2020," as well as your disclosure on page F-20 of the new schemes in place during the current year. Please tell us, to the extent the material, your anticipated costs related to share-based payment schemes, and consideration of disclosing these anticipated future costs within your MD&A.

<u>Courier Costs and Order Processing Costs, page 216</u>

6.   We note your disclosure that "[t]he comparative growth of order processing costs relative to the growth of Orders was driven by growth in the share of online payments as well as the growing share of merchandise sales." Please clarify why a growing share of merchandise sales would result in an increase in growth of order processing costs. Further, to provide context for investors regarding your merchandise sales and how they are "growing," please quantify the share of your sales attributable to merchandise for the periods presented in your filing, if material.

<u>Information About the Management and Compensation of Just Eat Takeaway.com</u>
<u>Summary of the 2020 Revision of the Remuneration Policy of the Management Board, page 237</u>

7.   We note your disclosure that the STI performance measures include "a mix of financial measures (75%) and nonfinancial measures (25%), supporting the strategy of Just Eat Takeaway.com: (i) number of new consumers (25%), (ii) number of Active Consumers (25%), (iii) number of orders per consumer (25%) and (iv) certain personal / non-financial measures (25%)." Please briefly describe the certain personal and non-financial measures.

<u>Grubhub SEC Filings, page 319</u>

8.   We note the disclosure throughout Grubhub's 2020 10-K that "[Grubhub] also generate[s] revenue from fees paid by diners for GH+, [its] subscription product. GH+ subscribers receive unlimited deliveries with $0 delivery fee on qualifying orders from GH+ restaurants." To provide context for investors regarding the business operations and growth opportunities for Grubhub, and the importance of the new subscription business to Grubhub's operations, disclose the percentage of revenue attributable to subscription fees for the periods presented, if material to an understanding of Grubhub's business.

<u>Notes to the consolidated financial statements</u>
<u>10 Operating segments, page F-36</u>

9.   Please reconcile your schedule of non-current assets by the Company's country of domicile to the total of non-current assets reported on your consolidated statement of financial position. Refer to Paragraph 28 of IFRS 8.

       You may contact Abe Friedman at (202) 551-3264 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: G.J. Ligelis Jr.